Consulting Agreement

THIS AGREEMENT is made effective as of the ____ day of May, 2002 by and between Direct Response Financial Services, Inc., a Delaware Corporation (the "Company") and Anecius Holding Company, LLC, a Colorado limited liability company (the "Consultant").

RECITALS

WHEREAS, Company acknowledges that Consultant has experience, knowledge and contacts that are valuable to Company, and;

WHEREAS, Company desires to obtain the services of Consultant, and Consultant desires to be hired by Company on the following terms and conditions.

AGREEMENT

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. **General Conditions.**

    A. The Company hereby retains Consultant to render services to the Company as requested by Company from time to time, mainly, that Consultant will provide expertise and contacts to Company and will assist in promoting Company as described below.

    B. Throughout the term of this Agreement, Consultant will make himself/herself available for consultation to Company, devoting his/her reasonable efforts and attention to the performance of such consultation.

    C. It is understood and agreed, and it is the intention of the parties hereto, that Consultant is an independent contractor, and not the employee, agent, joint venturer, or partner of the Company for any purposes whatsoever. The Company shall have no right to and shall not control the manner or prescribe the method by which the services are performed by Consultant hereunder.

2. **Compensation.** In consideration of the services to be rendered hereunder by Consultant, Company shall be granted the option to purchase an interest in Company as described in Paragraph 4 hereinbelow.

3. **Term of Agreement.** This Agreement shall continue for a period of ___ months from the date hereof. This Agreement shall automatically renew for additional ____ month periods unless earlier terminated by either party.

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4. **Option to Acquire Interest.** The parties hereto acknowledge that Company owns a Fifty Percent (50%) interest in Direct Card Services, LLC. In exchange for the services rendered hereunder by Consultant, Consultant is hereby granted the option to acquire one-half of the interest owned by Direct Response Financial Services, Inc. in Direct Card Services, LLC (totaling Twenty Five Percent (25%) of Direct Card Services, LLC). Said option is for ten (10) years and is irrevocable. The option may be exercised at the sole election of Consultant by Consultant forwarding a payment in the amount of $1,000.00 to Company.

5. **Termination.** Should Company terminate this Agreement for any reason, including for material breach of contract, the option referred to in Paragraph 4 hereinabove shall be automatically exercised. Additionally, in the event of such termination, Consultant shall have the immediate right to Twenty Five Percent (25%) of all gross revenues of Company; this right shall vest immediately and shall continue so long as Company is in existence. Should the Company be dissolved or terminated for any reason, Consultant shall have a direct Twenty Five Percent (25%) ownership interest in the book of business between Company and Chase Merchant Services, LLC. Consultant's rights under this Paragraph may be enforced through a consensual lien to the assets granted by Direct Response Financial Services, Inc. Equitable enforcement shall be allowed for such lien, including the right for Consultant to petition any court of appropriate jurisdiction for a mandatory injunction to pay any proceeds due and to enjoin Direct Response Financial Services, Inc. from taking any proceeds until Consultant is paid.

6. **Entire Agreement.** The terms of this Agreement are intended by the parties to be the final expression of their agreement with respect to the hiring of Consultant by the Company and may not be contradicted by evidence of any prior or contemporaneous agreement. The parties further intend that this Agreement shall constitute the complete and exclusive statement of its terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this Agreement.

7. **Amendments; Waivers.** This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Consultant and by a duly authorized officer of the Company. By an instrument in writing similarly executed, either party may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform, provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or further exercise thereof of the exercise of any other right, remedy, or power provided herein or by law or in equity.

8. **Severability; Enforcement.** If any provision of this Agreement, or the application thereof to any person, place, or circumstance shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such provisions as applied to other persons, places, and circumstances shall remain in full force and effect.

9. **Arbitration; Attorneys' Fees.** Any claim or controversy arising out of or relating to this Agreement will be determined and settled by Arbitration in Los Angeles County, California according to the Arbitration Statutes applicable for that locality at that time. If any legal action or any arbitration or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party shall be entitled to recover their reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

10. **Governing Law.** The validity, interpretation, enforceability, and performance of this Agreement shall be governed by and construed in accordance with the law of the State of California as if it was entered into by California residents to be performed entirely within California. Venue shall be in Los Angeles, California.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Consultant
Anecius Holding Company, LLC

Dated: _____   By: _____
                                     T. Randolph Catanese, Member

Company
Direct Response Financial Services, Inc.

Dated: _____   _____
                               By: Rodney Ray, CEO

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EXHIBIT "A"

Card processing volume	*$0 - $5,000,000*	*$10,000.00 per month*
Per year	$5,000,001 - $10,000,000	$20,000.00 per month
	$10,000,001 - $15,000,000	$30,000.00 per month
	$15,000,001 - $20,000,000	$40,000.00 per month
	over $20,000,000	$45,000.00 per month